Exhibit 99.(h)(16)

Dated as of:

August 12, 2011

SCHEDULE A

To the Expense Limitation Agreement
Between The Boston Trust & Walden Funds

and
Boston Trust Investment Management, Inc.

OPERATING EXPENSE LIMITS

Fund Name	Maximum Operating Expense Limit(1)

Boston Balanced Fund	1.00%

Boston Equity Fund	1.00%

Boston Trust Midcap Fund	1.00%

Boston Trust Small Cap Fund	1.00%

Boston Trust SMID Cap Fund(2)	1.00%

Walden Balanced Fund	1.00%

Walden Equity Fund	1.00%

Walden Midcap Fund	1.00%

Walden Small Cap Innovations Fund	1.00%

Walden SMID Cap Innovations Fund(2)	1.00%

THE BOSTON TRUST & WALDEN FUNDS (f/k/a The Coventry Group)		BOSTON TRUST INVESTMENT MANAGEMENT, INC.

By:	/s/ Lucia Santini	By:	/s/ Domenic Colasacco

Name:	Lucia Santini	Name:	Domenic Colasacco

Title:	President	Title:	President

(1)  Expressed as a percentage of a Fund’s average daily net assets.

(2)  Effective initially through December 31, 2012 and annually from August 1, thereafter.